EXHIBIT 99.1

US Navy’s Naval Facilities Engineering System Command selects WSM Pacific SIOP Joint Venture to support West Coast Shipyard Infrastructure Optimization

Program will modernize US Navy’s public shipyards at Pearl Harbor, Hawaii and Puget Sound, Washington

EDMONTON, Alberta and NEW YORK, Sept. 17, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Naval Facilities Engineering System Command (NAVFAC) Pacific has selected the WSM Pacific SIOP Joint Venture, comprising global engineering and design firms Stantec, WSP USA, and Moffatt & Nichol, to lead multidiscipline architect-engineer services as part of a five-year, US$500 million single award indefinite delivery/indefinite quantity (IDIQ) contract.

The contract will directly support the US Navy’s Shipyard Infrastructure Optimization Program (SIOP), focusing on the modernization of Pearl Harbor Naval Shipyard and Intermediate Maintenance Facility (PHNSY), Hawaii, and Puget Sound Naval Shipyard and Intermediate Maintenance Facility (PSNS), Washington. SIOP is a comprehensive effort to modernize infrastructure at four naval shipyards: PHNSY; PSNS; Norfolk Naval Shipyard (NNSY), Virginia; and Portsmouth Naval Shipyard (PNSY), Maine.

The SIOP program is intended to upgrade and improve facilities at the Navy’s four public shipyards to support fleet maintenance and modernization, which ultimately supports the combat readiness of the Navy. The program will focus on modifying and replacing infrastructure to increase efficiency of workflow and operations within the shipyards.

The program will focus on ensuring the shipyards—originally designed and built in the 19th and 20th centuries—are able to sustain and optimize their facilities, utilities, dry docks, equipment, and information technology infrastructure. This recapitalization and reconfiguration effort will help reduce maintenance costs, schedule risks, and reliability issues, while increasing shipyard efficiencies.

Through this IDIQ contract, the WSM Pacific SIOP Joint Venture team will develop design solutions for SIOP’s modernization program, including critical dry dock projects, restoring and optimally placing shipyard facilities, and replacing outdated capital equipment. This IDIQ may also be used for other Navy projects within the NAVFAC Pacific area of operations.

The WSM Pacific SIOP Joint Venture, combining the collective experience of three national leaders in waterfront, industrial facilities, and multidisciplinary design, was formed specifically to support this contract.

“We’re honored to build on our long-term history supporting the US Navy’s shipyard infrastructure and have a deep appreciation for the mission and magnitude of the SIOP program,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “As part of the WSM Pacific SIOP Joint Venture, we look forward to playing a key role in helping to modernize America’s waterfronts to deliver the shipyards America needs.”

“WSP is ready to serve NAVFAC with the expertise necessary to modernize the Navy’s shipyards and provide more efficient and sustainable facilities that address the US Navy’s current and future needs,” said Todd Semonite, president of WSP Federal Programs and former Chief of Engineers and Commanding General of the US Army Corps of Engineers (USACE). “With WSP personnel located near all US naval shipyards, combined with a global network of experts ready to support them, we are positioned to respond and deliver the services NAVFAC expects and needs.”

“As engineers and scientists, it is gratifying to partner with the Navy in creating solutions and innovations that modernize the waterfront,” said Eric Nichol, Moffatt & Nichol’s president and CEO. “At Moffatt & Nichol, we have supported the Navy’s readiness at installations throughout the US and around the world for more than 75 years. It is a privilege to continue this work.”

For information on SIOP, visit www.navsea.navy.mil/Home/Shipyards/SIOP/.

About the WSM Pacific SIOP Joint Venture

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About WSP USA
WSP USA is the US operating company of WSP, one of the world’s leading engineering and professional services firms. Dedicated to serving local communities, WSP are engineers, planners, technical experts, strategic advisors and construction management professionals. WSP USA designs lasting solutions in the buildings, transportation, energy, water and environment markets. With more than 12,000 employees in 200 offices across the US, WSP partners with clients to help communities prosper. wsp.com

About Moffatt & Nichol
Moffatt & Nichol operates from offices throughout North America, Europe, Latin America and the Pacific Rim. Headquartered in Long Beach, California, the firm serves public and private entities worldwide, providing professional consultancy in three primary areas—ports, water and transportation. To learn more about Moffatt & Nichol, visit www.moffattnichol.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec, WSP USA and Moffatt & Nichol undertake no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

Note: The appearance of US Department of Defense (DoD) visual information does not imply or constitute DoD endorsement.